UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-31410

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COTT BEVERAGES SAN BERNARDINO SAVINGS & RETIREMENT PLAN

Cott USA Corp.

5519 West Idlewild Avenue

Tampa, Florida 33634

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COTT CORPORATION

6525 Viscount Road	5519 West Idlewild Avenue
Mississauga, Ontario	Tampa, Florida 33634

Cott Beverages San Bernardino Savings & Retirement Plan

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

Cott Beverages San Bernardino Savings & Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cott Beverages San Bernardino Savings & Retirement Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCooper LLP

Tampa, Florida
June 27, 2008

Cott Beverages San Bernardino Savings & Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Noninterest bearing cash	$5,388	$5,974
Investments, at fair value	2,534,239	2,378,691

	2,539,627	2,384,665

Liabilities
Due to broker	5,382	5,977
Excess contributions payable to participants	—	2,048

	5,382	8,025

Net assets available for benefits at fair value	2,534,245	2,376,640

Adjustment from fair value to contract value for interest in collective investment trust relating to fully benefit-responsive investment contracts (Note 2)	(800)	5,634

Net Assets Available for Benefits	$2,533,445	$2,382,274

The accompanying notes are an integral part of these financial statements.

Cott Beverages San Bernardino Savings & Retirement Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to
Participant contributions	$183,534	$201,484
Employer contributions	118,398	126,209
Interest and dividend income	97,307	62,250
Net appreciation in fair value of investments	30,883	111,092

Total additions	430,122	501,035

Deductions from net assets attributed to
Benefits paid to participants	260,328	145,921
Administrative costs	18,623	9,298

Total deductions	278,951	155,219

Net increase	151,171	345,816
Net Assets Available for Benefits
Beginning of year	2,382,274	2,036,458

End of year	$2,533,445	$2,382,274

The accompanying notes are an integral part of these financial statements.

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of Plan

General

The following description of the Cott Beverages San Bernardino Savings & Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution savings and investment plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering union employees 18 years or older who have completed three months of service with Cott Beverages, Inc. (formerly Cott Beverages USA, Inc.) (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). For the years ended December 31, 2007 and 2006, Wachovia Retirement Services Company (“Wachovia”) served as the trustee and custodian.

Contributions

Active participants can contribute up to 15% of earnings, to a maximum of $15,500 for 2007 and $15,000 for 2006, to the Plan in the form of basic contributions. The Company matches dollar for dollar on employee contributions up to 3% of the participant’s earnings. Investment in Cott Corporation Common Stock is optional for Plan participants. The Company also contributes a nonelective contribution equal to 2% of the participant’s compensation regardless of whether they elect to contribute to the Plan. Contributions in excess of those allowed by IRC Section 401(K) (3) are reflected as excess participant contributions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and nonelective contribution portion of their accounts, plus actual earnings thereon, is at a rate of 20% per year. A participant is 100% vested after 5 years of credited service.

Investment Options

Prior to June 30, 2006, the plan provided participants with nine diverse mutual funds, a collective investment trust fund and Cott Corporation Common Stock, as investment options in which to invest their contributions. Effective June 30, 2006, the Plan provides participants with eleven diverse mutual funds, two collective investment trust funds and Cott Corporation Common Stock, as investment options in which to invest their contributions.

Benefit Payments

Vested benefits of retired, disabled, or terminated employees are distributed as a single lump-sum payment and are recorded when paid.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefits paid to participants, which are recorded when paid.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which establishes a framework for measuring fair value under generally accepted accounting principles in the United States of America and expands disclosures about financial assets and liabilities. SFAS 157 is effective for annual periods beginning after November 15, 2007. Management does not believe that implementation of this new standard will result in a material change to the Net Assets Available for Benefits.

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 also includes an amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, which applies to all entities with available-for-sale and trading securities. This statement is effective as of the beginning of an entity’s first fiscal year that began after November 15, 2007. Management does not believe that the implementation of this new standard will result in a material change to the Net Assets Available for Benefits.

Investment Valuation and Income Recognition

With the exception of the Cott Corporation Common Stock, the Plan invests in diverse mutual Funds and two collective investment trust funds managed by Wachovia Securities as of December 31, 2007. Effective June 30, 2006, the collective investment trust fund managed by Gartmore Trust Company was liquidated and all proceeds from liquidation were invested in collective investment trust funds managed by Wachovia Securities. Investments in the collective investment trust funds are valued at quoted market prices to determine a current fund value. Investments in securities for which exchange quotations are readily available are valued at the last sales price or, if no sales price exists, at the closing bid price. Investments in mutual funds are recorded at their respective daily net asset value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan invests in investment contracts through a collective investment trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective investment trust as well as the adjustment of the investment in the collective investment trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Therefore the presentation of the December 31, 2007 and 2006 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Participant Accounts

Participant accounts are credited with units by investment for participant contributions, employer contributions and fund transfers. Unit values are calculated daily to reflect the gains or losses of the underlying investments and expenses. Each participant’s account is credited with the participant’s contribution and allocation of Plan earnings. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the units in the participant’s account by investment multiplied by the appropriate unit values on the valuation date.

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

Contributions

Participant and employer contributions are recorded in the period during which payroll deductions are made from the participants’ earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of increases and decreases in net assets during the reporting periods. Actual results could differ from those estimates.

Administrative Costs

Substantially all administrative expenses of the Plan are paid by the Plan. Additionally, participant returns are reported net of investment management fees and other administrative expenses.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan. Upon a complete or partial termination of the Plan, the account of each affected participant will fully vest. The form and timing of payment will be as determined under the Plan at the time of plan termination.

4.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 29, 2004, that the Plan is qualified, and that the trust established under the plan is tax exempt under the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statements.

5.	Forfeitures

Forfeited nonvested amounts were $12,813 and $3,021 at December 31, 2007 and 2006, respectively. These are included in the Plan’s investments and are available to reduce future employer contributions and pay administrative expenses. Forfeited nonvested amounts used to reduce employer contributions and pay administrative expenses were $14,781 and $1,306 for 2007 and 2006, respectively.

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

6.	Collective Investment Trust

The Wachovia Diversified Stable Value Fund (the “Value Fund”) and Wachovia Equity Index Trust Fund (the “Equity Index Fund”), offered to participants of the Plan, are collective investment trust funds managed by Wachovia Securities. The Gartmore Morley Stable Value Fund investment fund (the “Morley Stable Value Fund”), offered to participants of the Plan, is a collective investment trust fund managed by Gartmore Trust Company. Effective June 30, 2006, the Morley Stable Value Fund was liquidated and all proceeds from the liquidation were invested in the Value Fund. The Value Fund and Morley Stable Value Fund consist of a diversified portfolio of high quality stable value investment contracts issued by life insurance companies, banks and other financial institutions. The Equity Index Fund consists of a diversified portfolio of high quality equity investments. Income is accrued daily and reinvested in the funds. The accrual of income is reflected in each fund’s unit price which is priced daily and is not held constant.

7.	Related Party Transactions

Fees paid by the Plan for trustee management services amounted to $8,623 and $9,298 for the years ended December 31, 2007 and 2006, respectively. These fees qualify as party-in-interest transactions and are recorded in administrative costs in the accompanying Statements of Changes in Net Assets Available for Benefits.

The Plan’s investments include shares of Cott Corporation Common Stock. These transactions qualify as party-in-interest transactions. Certain Plan investments are managed by Wachovia. Wachovia is the trustee as defined by the Plan and, therefore, the Value Fund and Equity Index Fund qualify as party-in-interest transactions. The Evergreen Core Bond Fund and Evergreen International Equity Fund are mutual funds managed by subsidiaries of Wachovia; therefore, they qualify as party-interest transactions.

8.	Investments

The following table presents the Plan’s investments that represent 5% or more of the Plan’s assets as of December 31, 2007 and 2006, respectively:

	2007	2006
American Funds Balanced Fund	$311,333	$348,609
American Funds Growth Fund of America	962,699	874,458
Evergreen Core Bond Fund	271,861	247,113
Wachovia Diversified Stable Value Fund	721,106	642,641

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $30,883 and $111,092, respectively, as follows:

	2007	2006
Collective Investment Trust Fund	$32,579	$25,201
Common Stock	(60,938)	(2,615)
Mutual Funds	59,242	88,506

	$30,883	$111,092

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net Assets Available for Benefits per the financial statements	$2,533,445	$2,382,274
Plus: Current year excess contributions payable to participants	—	2,048

Net Assets Available for Benefits per Form 5500	$2,533,445	$2,384,322

The following is a reconciliation of additions per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Participant contributions per the financial statements	$183,534	$201,484
Plus: Prior year participant contributions receivable	—	16,808
Plus: Current year excess contributions payable to participants per the financial statements	—	2,048
Less: Prior year excess contributions payable to participants per the financial statements	(2,048)	—

Participant contributions per Form 5500	$181,486	$220,340

Employer contributions per the financial statements	$118,398	$126,209
Plus: Prior year employer contributions receivable	—	11,120

Employer contributions per Form 5500	$118,398	$137,329

Cott Beverages San Bernardino Savings & Retirement Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2007	Schedule I

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost**	Value
	American Funds Balanced Fund	Mutual Fund	N/A	$311,333
	American Funds Growth Fund of America	Mutual Fund	N/A	962,699
	Columbia Large Cap Value	Mutual Fund	N/A	4,654
	Columbia Small Cap Value II	Mutual Fund	N/A	6,284
	Davis New York Venture Fund	Mutual Fund	N/A	47,332
*	Evergreen Core Bond Fund	Mutual Fund	N/A	271,861
*	Evergreen International Equity Fund	Mutual Fund	N/A	53,135
	Fidelity Advisor Mid Cap Fund	Mutual Fund	N/A	10,630
	Franklin Strategic Series	Mutual Fund	N/A	961
	Goldman Sachs Mid Cap Value Fund	Mutual Fund	N/A	36,042
	Thornburg Core Growth Fund	Mutual Fund	N/A	42,673
*	Wachovia Diversified Stable Value Fund	Collective Investment Trust Fund	N/A	721,106
*	Wachovia Equity Index Trust Fund	Collective Investment Trust Fund	N/A	13,055
*	Cott Corporation	Common Stock	N/A	52,474

				$2,534,239

*	Party-In-Interest as defined by ERISA.
**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of any time before the last day of the Plan’s fiscal year, with certain exceptions. Cost information may be omitted with respect to the participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cott Beverages San Bernardino
Savings & Retirement Plan

By:	/s/ Reese Reynolds
Reese Reynolds
Senior Director Global Compensation & Benefits,
Cott Corporation

June 27, 2008